

May 22, 2014

Ms. Angela M. Aman
Executive Vice President and Chief Financial Officer
Retail Properties of America, Inc.
2021 Spring Road, Suite 200
Oak Brook, Illinois 60523

> Re: **Retail Properties of America, Inc.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed on February 19, 2014**
> **File No. 001-35481**

Dear Ms. Aman:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Leasing Activity, page 26

1) In future Exchange Act periodic reports, with respect to leases expiring in the next 12 months, please discuss any known trends regarding the relationship between contractual rents on these expiring leases and market rents.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 28

2) We note that fluctuations related to rental income were due to various factors. In future periodic filings please separately quantify and discuss each factor where material.

Funds From Operations, page 33

3) We note that Operating FFO excludes the effects of transactions and other events that management considers not representative of operating results related to the core business platform. Please expand your disclosure to explain why these transactions or other events are not indicative of the company's core business platform. In addition, please provide us with a detailed analysis of the amounts net with the amount labeled as "Other" and include a similar analysis in your disclosure to the extent material.

Distributions and Equity Transactions, page 35

4) In future Exchange Act periodic reports, with respect to your ATM program, please disclose the use of proceeds for sales occurring during the reference period.

Critical Accounting Policies and Estimates, page 39

Revenue Recognition, page 43

5) We note your disclosure on page 41 that escalation clauses included in your lease agreements may include increases based upon the change in the consumer price index or similar indices. Please confirm for us and revise your disclosure to state, if true, that only those leases with fixed rent escalations are recognized on a straight-line basis.

Financial Statements and Supplementary Data

(3) Acquisitions, page 61

6) Please explain to us why the property sales that resulted in the company recognizing a gain of $5.8 million did not qualify for discontinued operations treatment. Cite any relevant accounting guidance in your response.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or the undersigned at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or Tom Kluck, Branch Chief at (202) 551-3233 with regard to legal comments.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant